Filed by S.A.C.I. Falabella pursuant to
Rule 425 of the Securities Act of 1933

Subject Company:  Distribución y Servicio D&S S.A.
Commission File No.: 33-7616

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. On May 17, 2007, the controlling shareholders of S.A.C.I. Falabella  (Falabella) and Distribución y Servicio D&S S.A. (D&S) entered into a merger agreement (Merger Agreement) in which, subject to significant conditions, they agreed to vote in favor of a merger of their respective companies. On January 31, 2008, the Chilean Antitrust Court (Tribunal de Defensa de Libre Competencia) did not approve the proposed merger. This communication is being made in respect of the proposed merger transaction involving Falabella and D&S. On March 3, 2008, the board of directors of Falabella was advised of the termination by the parties thereto of the Merger Agreement.

This communication is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.

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The attached Exhibit 99.1 is an English translation of a letter filed with the Chilean Securities and Insurance Commission (Superintendencia de Seguros y Valores) on March 3, 2008.